Filed Pursuant to Rule 424(b)(3)

Registration No. 333-132911

3,895,000 Units
***STEP** Income **S**ecurities*[SM]
Due June 25, 2009 linked to the common stock of Apple Inc.
(the "Notes")
$10 principal offering amount per unit
Term Sheet No. 3026

Merrill Lynch & Co., Inc.

Pricing Date	*June 11, 2008*
Settlement Date	*June 18, 2008*
Maturity Date	*June 25, 2009*
CUSIP No.	*59023V324*

STEP Income Securities[SM]

- *Interest paid quarterly at the rate of 12.10% per year*
- *Potential Step Payment of 5% at maturity if on the Valuation Date the price level of the common stock of Apple Inc. is greater than or equal to the Step Level, which is 112.10% of the Starting Value*
- *A maturity of 1 year and 1 week*
- *1-to-1 downside exposure to decreases in the price level of the common stock of Apple Inc. in excess of a Threshold Level with up to 90% of the principal amount at risk at maturity*
- *Approved for listing on AMEX under the symbol "AXD"*

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms of the Notes” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-6 of this term sheet and beginning on page PS-4 of product supplement STEPS-1.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.000	$38,950,000
Underwriting discount (1)	$.175	$681,625
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.825	$38,268,375

(1)	The public offering price and underwriting discount for any purchase of 500,000 or more units in a single transaction by an individual investor will be $9.95 per unit and $.125 per unit, respectively.

“STEP Income Securities” and “STEPS” are service marks of Merrill Lynch & Co., Inc.

Merrill Lynch & Co.

June 11, 2008

Summary

The STEP Income SecuritiesSM linked to the common stock of Apple Inc. (the “Underlying Stock”) due June 25, 2009 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. (“ML&Co.”) that are designed for investors who seek quarterly interest payments on their investment and want the opportunity to receive an additional payment at maturity (the “Step Payment”) if the Ending Value (as defined below) of the Underlying Stock on the Valuation Date is at or above the Step Level (as defined below). If the Ending Value of the Underlying Stock on the Valuation Date is below the Step Level, the amount you receive on the Maturity Date (the “Redemption Amount”) will not be greater than the Original Public Offering Price per unit and will be based on the direction of and percentage change in the level of the Underlying Stock from the Starting Value, as determined on June 11, 2008, the date the Notes were priced for initial sale to the public (the “Pricing Date”), to the Ending Value, as determined on the Valuation Date. Investors must be willing to accept a payment of principal that may be less, and potentially significantly less, than the Original Public Offering Price of the Notes. Investors should be willing to accept that no Step Payment will be payable on the Maturity Date if the closing level of the Underlying Stock is below the Step Level and be willing to lose a portion of their principal if the Ending Value is below the Threshold Level.

Terms of the Notes	Determining Payment at Maturity for the Notes

Hypothetical Payments

Set forth below are four hypothetical examples of payment calculations related to the Notes. These examples have been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment. These examples reflect:

1) the Starting Value of 182.2017, the Volume Weighted Average Price of the Underlying Stock on the Pricing Date;

2) the Threshold Level of 163.9815 (equal to 90% of the Starting Value);

3) the Step Level of 204.2481 (equal to 112.10% of the Starting Value);

4) the Step Payment equal to 5% of the $10 Original Public Offering Price per unit if the Ending value is greater than or equal to the Step Level;

5) the term of the Notes from June 18, 2008 to June 25, 2009; and

6) interest payable quarterly in arrears at a rate of 12.10% of the $10 Original Public Offering Price per unit per annum.

Example 1

The hypothetical Ending Value is 236.8623 on the Valuation Date (130% of the Starting Value)

The hypothetical Ending Value of the Underlying Stock on the Valuation Date is greater than the Step Level. Consequently, in addition to the quarterly interest payments (represented in yellow below), on the Maturity Date you will receive the Step Payment (represented in orange below). The Redemption Amount per unit on the Maturity Date will therefore be equal to $10.50 ($10.00 Original Public Offering Price plus the Step Payment).

Example 2

The hypothetical Ending Value is 191.3119 on the Valuation Date (105% of the Starting Value)

The hypothetical Ending Value of the Underlying Stock on the Valuation Date is greater than the Starting Value but below the Step Level. Consequently, you will receive the quarterly interest payments (represented in yellow below) but not the Step Payment. The Redemption Amount per unit on the Maturity Date will therefore be equal to the $10.00 Original Public Offering Price.

Example 3

The hypothetical Ending Value is 173.0916 on the Valuation Date (95% of the Starting Value)

The hypothetical Ending Value of the Underlying Stock on the Valuation Date is less than the Starting Value but above the Threshold Level. Consequently, you will receive the quarterly interest payments (represented in yellow below) but not the Step Payment. Because the Ending Value is not below the Threshold Level, the Redemption Amount per unit on the Maturity Date will be equal to the $10.00 Original Public Offering Price.

Example 4

The hypothetical Ending Value is 127.5412 on the Valuation Date (70% of the Starting Value)

The hypothetical Ending Value of the Underlying Stock on the Valuation Date is less than the Threshold Level. Consequently, you will receive only the quarterly interest payments (represented in yellow below). You will not receive the Step Payment, and you will participate in the decrease of the Underlying Stock in excess of the Threshold Level. The Redemption Amount per unit will equal:

$10 +	($10 ×	(127.5412 – 163.9815	)	× 100%	)	= $8.00
182.2017

On the Maturity Date you will receive the Redemption Amount per unit ($8.00).

Summary of the Hypothetical Examples	Example 1	Example 2
The hypothetical Ending Value is greater than or equal to the Starting Value and...	...the hypothetical Ending Value is greater than or equal to the Step Level	...the hypothetical Ending Value is less than the Step Level
Starting Value	182.2017	182.2017
Hypothetical Ending Value	236.8623	191.3119
Step Level	204.2481	204.2481
Threshold Level	163.9815	163.9815
Interest Rate (per annum)	12.1000%	12.1000%
Step Payment	5.0000%	0.0000%
Redemption Amount per Unit	$10.5000	$10.0000
Total Return of the Underlying Stock(1)	30.0000%	5.0000%
Total Return on the Notes(2)	17.3353%	12.3353%

Summary of the Hypothetical Examples	Example 3	Example 4
The hypothetical Ending Value is less than the Starting Value and...	...the hypothetical Ending Value is greater than or equal to the Threshold Level	...the hypothetical Ending Value is less than the Threshold Level
Starting Value	182.2017	182.2017
Hypothetical Ending Value	173.0916	127.5412
Step Level	204.2481	204.2481
Threshold Level	163.9815	163.9815
Interest Rate (per annum)	12.1000%	12.1000%
Step Payment	0.0000%	0.0000%
Redemption Amount per Unit	$10.0000	$8.0000
Total Return of the Underlying Stock(1)	-5.0000%	-30.0000%
Total Return on the Notes(2)	12.3353%	-7.6647%

(1)	The Total Return of the Underlying Stock assumes:

(a)	a percentage change in the price of the Underlying Stock that equals the percentage change in the level of the Underlying Stock from the Starting Value to the hypothetical Ending Value;

(b)	a constant dividend yield of 0.00% per annum, the dividend yield as reported by Bloomberg L.P. for the Pricing Date;

(c)	no transaction fees or expenses.

(2)	The Total Return on the Notes includes interest paid on the Notes and assumes an investment term from June 18, 2008 to June 25, 2009, the term of the Notes.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Terms of the Notes”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	You will not receive a Step Payment at maturity unless the Ending Value is greater than or equal to the Step Level on the Valuation Date.

▪	Your investment may result in a loss.

▪	Your return is limited and will not reflect the return of a direct investment in the Underlying Stock.

▪	Your return on the Notes, which could be negative, may be lower than the return on other debt securities of comparable maturity.

▪	You must rely on your own evaluation of the merits of an investment linked to the Underlying Stock.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	The Underlying Company will have no obligations relating to the Notes and no diligence will be performed with respect to the Underlying Company.

▪	You are not entitled to stockholder’s rights including the right to receive cash dividends or exercise ownership rights with respect to the Underlying Stock.

▪	Purchases and sales by us and our affiliates may affect your return on the Notes.

▪	Potential conflicts of interest could arise.

▪	Tax consequences are uncertain.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the closing level of the Underlying Stock on the Valuation Date will be greater than or equal to the Step Level.

▪	You seek interest payments on your investment.

▪	You are willing to accept that the maximum return on the Notes is limited to the sum of the quarterly interest payments and the Step Payment, if any.

▪	You accept that your investment may result in a loss, which could be significant, if the level of the Underlying Stock decreases below the Threshold Level from the Starting Value to the Ending Value.

▪	You want exposure to the Underlying Stock with no expectation of dividends or other benefits of owning the Underlying Stock.

▪

You are willing to accept that there is no assurance that the Notes will remain listed on AMEX and that such listing will not ensure that a trading market will develop for the Notes or that there will be liquidity in the trading market.

The Notes may not be appropriate investments for you if:

▪	You anticipate that the level of the Underlying Stock will depreciate from the Starting Value to the Ending Value and that the Ending Value may be less than the Threshold Level.

▪	You are seeking 100% principal protection or preservation of capital.

▪	In addition to interest payments, you seek an additional guaranteed return at a premium above the principal amount of the Notes.

▪

You anticipate that the level of the Underlying Stock will appreciate substantially from the Starting Value to the Ending Value and do not want a payment at maturity that is limited to the Step Payment.

▪	You want to receive dividends paid on, and ownership rights with respect to, the Underlying Stock.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Underlying Stock

We have derived the following information from publicly available documents published by the Underlying Company. We make no representation or warranty as to the accuracy or completeness of the following information. The Underlying Company and its wholly-owned subsidiaries design, manufacture and market personal computers, portable digital music players and mobile communication devices, as well as related software, services, peripherals and networking solutions. Because the Underlying Stock is registered under the Securities Exchange Act of 1934, the Underlying Company is required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Company can be located at the SEC’s facilities or through the SEC’s web site by reference to SEC file number 000-10030. See “Where You Can Find More Information” in the accompanying general prospectus supplement and prospectus. We make no representation or warranty as to the accuracy or completeness of the information or reports.

The selection of the Underlying Stock is not a recommendation to buy or sell the Underlying Stock. Neither we nor any of our affiliates make any representation to you as to the performance of the Underlying Stock.

The Underlying Stock trades on The NASDAQ Global Select Market under the symbol “AAPL”.

Historical Data

The following table sets forth the daily high and low closing prices for the calendar quarters from January 2003 through the Pricing Date. On the Pricing Date, the Volume Weighted Average Price for the Underlying Stock was $182.2017 per share. The closing prices listed below were obtained from publicly available information at Bloomberg Financial Market, rounded to two decimal places. The historical closing prices of the Underlying Stock should not be taken as an indication of future performance, and we cannot assure you that the price of the Underlying Stock will not decrease. In addition, we cannot assure you that the price of the Underlying Stock will increase so that you will receive the Step Payment on the maturity date.

	High	Low
2003
First Quarter	7.64	6.90
Second Quarter	9.65	6.56
Third Quarter	11.55	9.55
Fourth Quarter	12.41	9.85
2004
First Quarter	13.96	10.64
Second Quarter	16.85	12.89
Third Quarter	19.38	14.57
Fourth Quarter	34.22	19.15
2005
First Quarter	45.07	31.65
Second Quarter	43.74	34.13
Third Quarter	53.84	36.50
Fourth Quarter	74.98	49.25
2006
First Quarter	85.59	58.71
Second Quarter	71.89	56.02
Third Quarter	77.61	50.67
Fourth Quarter	91.81	73.23
2007
First Quarter	97.10	83.27
Second Quarter	125.09	90.24
Third Quarter	154.50	117.05
Fourth Quarter	199.83	153.76
2008
First Quarter	194.93	119.15
Second Quarter (through the Pricing Date)	189.96	147.14

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement STEPS-1 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes. Capitalized terms used and not defined herein have the meanings ascribed to them in the accompanying product supplement STEPS-1.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as an investment unit consisting of the following components (the “Components”): (i) a debt instrument of ML&Co. (the “Debt Instrument”) with a fixed principal amount unconditionally payable on the Maturity Date equal to the principal amount of the Notes and bearing stated interest at the stated interest rate for the Notes and (ii) a cash-settled financial contract (the “Financial Contract”) pursuant to which the holder is required to use the principal payment due on the Debt Instrument to make a payment to ML&Co. on the Maturity Date in exchange for cash in an amount equal to the Redemption Amount. Furthermore, based on ML&Co.’s determination of the relative fair market values of the Components at the time of issuance of the Notes, ML&Co. will assign $10.6616 of the original issue price of the Notes (i.e., the Original Public Offering Price) to the Debt Instrument and will assign $0.6616 of the original issue price of the Notes (i.e., the Original Public Offering Price) to the Financial Contract. Based upon the foregoing, a holder who acquires a Note in connection with the original issuance thereof will be treated as having purchased the Debt Instrument for $10.6616 per unit and as having received an initial payment with respect to the Financial Contract in an amount equal to $0.6616 per unit.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Possible Future Tax Law Changes.     On December 7, 2007, the IRS released a notice that could possibly affect the taxation of holders of the Notes. According to the notice, the IRS and the U.S. Department of the Treasury (the “Treasury Department”) are actively considering, among other things, whether the holder of an instrument having terms similar to the Notes should be required to accrue either ordinary income or capital gain (possibly in excess of any interest payments) on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether the tax treatment of such instruments should vary depending upon whether or not such instruments are traded on a securities exchange, whether such instruments should be treated as indebtedness, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether the special “constructive ownership rules” contained in Section 1260 of the Internal Revenue Code, as amended might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, if any, of the above considerations to their investment in the Notes. ML&Co. intends to continue to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described herein unless and until such time as the Treasury Department and IRS determine that some other treatment is more appropriate.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement STEPS-1.

Experts

The consolidated financial statements incorporated by reference in this term sheet from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch & Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information as of March 28, 2008 and for the three-month periods ended March 28, 2008 and March 30, 2007, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in Merrill Lynch & Co., Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 28, 2008 and incorporated by reference herein (which report included an explanatory paragraph relating to the restatement discussed in Note 16 to the condensed consolidated interim financial statements), they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement STEPS-1 dated April 29, 2008:

http://www.sec.gov/Archives/edgar/data/65100/000119312508094327/d424b2.htm

▪	MTN prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

▪	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

▪	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Notes Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

ML&Co. classifies certain of its structured investments (the “Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.